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                                   UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  29549

                                 FORM 12b-25

SEC FILE NUMBER 0-29610
CUSIP NUMBER # 25043V-10-7

                         NOTIFICATION OF LATE FILING

(Check One): □ Form 10-K   X Form 20-F   □ Form 11-K   □ Form 10-Q  □ Form N-SAR

For Period Ended:  August 31, 2003

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________

REGISTRANT INFORMATION

Desert Sun Mining Corp.________________________________________________________

Full Name of Registrant

_______________________________________________________________________________

Former Name if Applicable

65 Queen Street West, #810, PO Box 67__________________________________________

Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada  M5H 2M5______________________________________________

City, State, Country, and Postal Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

     a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b) The subject annual report, semiannual report, transition report on

        Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be

 X      Filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on

        Form 10-Q, or portion thereof will be filed on or before the fifth;

     c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,

N-SAR, or the transition report portion thereof, could not be filed within the

prescribed time period.                        (Attach Extra Sheets if Needed)

New Form 20-F instructions and US GAAP conversion taking longer than expected.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact regarding this notification

     Stan Bharti                     416           86 1-0341____

     (Name)                     (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the

     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act

     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If answer is no, identify report(s).  X Yes  [ ] No ______________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion

     thereof?  [ ]Yes     X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

Desert Sun Mining Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 26, 2004        By:/s/ Stan Bharti, President/Director

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5. Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).